EXHIBIT 99.1

Westport to Issue Fourth Quarter and Full Year 2022 Financial Results on Monday, March 13, 2023

VANCOUVER, British Columbia, Feb. 22, 2023 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (TSX: WPRT / Nasdaq: WPRT) announced today it will release financial results for the fourth quarter and full fiscal year 2022 on Monday, March 13, 2023, after market close. A conference call and webcast to discuss the financial results and other corporate developments will be held on Tuesday, March 14, 2023.

Time:	10:00 a.m. ET (7:00 a.m. PT)
Dial-in:	1-604-638-5340 or toll-free at 1-800-319-4610
Webcast:	https://investors.wfsinc.com/

To access the conference call replay, please dial 1-800-319-6413 (Canada & USA toll-free) or 1-604-638-9010 using the passcode 9886. The telephone replay will be available until March 21, 2023. The webcast will be archived on Westport’s website and a replay will be available.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global transportation industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America, and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Inquiries:
Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com